Lakrisha Davis & Co.

Profit and Loss by Month
January - December 2019

	TOTAL
Income	
Sales	100,973.71
Total Income	**$100,973.71**
GROSS PROFIT	**$100,973.71**
Expenses	
Advertising & Marketing	479.54
Contractors	1,354.50
Interest Paid	966.00
Other Business Expenses	150.00
PayPal Fees	2,231.73
Uncategorized Expense	22,413.00
Total Expenses	**$27,594.77**
NET OPERATING INCOME	**$73,378.94**
NET INCOME	**$73,378.94**